UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Buttonwood First Access Fund Ltd.

Address of Principal Business Office:

1000 RXR Plaza

Uniondale, New York 11556

Telephone Number (including area code): (212) 440-9644

Name and Address of Agent for Service of Process:

Stephan A. Stein

1000 RXR Plaza

Uniondale, New York 11556

With Copies to:

Steven B. Boehm, Esq.

Owen J. Pinkerton, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in Uniondale, New York on the 4th day of March 2026.

Buttonwood First Access Fund Ltd.

By:	/s/ Stephan A. Stein
Stephan A. Stein
President, Chief Operating Officer, Treasurer and Secretary

Attest:	/s/ Joseph A. Alagna, Jr.
Joseph A. Alagna, Jr.
Director and Chief Executive Officer